UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 1 February 2022, London UK

GSK announces settlement between ViiV Healthcare and Gilead Sciences, Inc. resolving litigation relating to Biktarvy and ViiV's dolutegravir patents and entry into a patent licence agreement

●      Gilead will make an upfront payment of $1.25 billion to ViiV Healthcare in the first quarter of 2022
●      Gilead will also pay a 3% royalty on future US sales of Biktarvy

GlaxoSmithKline plc (LSE/NYSE: GSK) today announced that ViiV Healthcare, the global specialist HIV company majority-owned by GSK, with Pfizer Inc. and Shionogi & Co. Limited (Shionogi) as shareholders, has agreed to settle the global patent infringement litigation between GSK, Shionogi and Gilead Sciences, Inc. (Gilead) concerning ViiV Healthcare's patents relating to dolutegravir, an antiretroviral medication used, together with other medicines, to treat human immunodeficiency virus (HIV).

ViiV Healthcare, GSK and Shionogi alleged that Gilead's Biktarvy, a triple combination HIV medicine containing the HIV integrase inhibitor bictegravir, tenofovir alafenamide and emtricitabine, infringed certain of their patents relating to dolutegravir. As a result of the settlement, patent infringement cases in the US, UK, France, Ireland, Germany, Japan, Korea, Australia, and Canada will be discontinued.

ViiV Healthcare, GSK, Shionogi and Gilead have entered into a global settlement agreement and a patent license agreement under which Gilead has been granted a worldwide licence to certain ViiV Healthcare patents relating to dolutegravir and a covenant not to enforce any patents controlled by ViiV Healthcare, GSK or Shionogi against Gilead in connection with any past or future claims of infringement relating to Biktarvy. ViiV Healthcare, GSK and Shionogi have also agreed not to enforce their patents against any future product containing bictegravir, to the extent that the patent enforcement relates to the bictegravir component of the product.

Financial Considerations
Under the terms of the global settlement and licensing agreement, Gilead will make an upfront payment of $1.25 billion to ViiV Healthcare which is expected in the first quarter of 2022. In addition, Gilead will also pay a 3% royalty on all future US sales of Biktarvy ($6.09 billion in 2020) and in respect of the bictegravir component of any other future bictegravir-containing products sold in the US. These royalties will be payable by Gilead to ViiV Healthcare from 1 February 2022 until the expiry of ViiV Healthcare's U.S. Patent No. 8,129,385 on 5 October 2027. Gilead's obligation to pay royalties does not extend into any period of regulatory paediatric exclusivity, if awarded.  Regulatory paediatric exclusivity would extend the period of exclusivity after the expiry of the '385 patent by six months from 5 October 2027 to 5 April 2028.

The upfront payment and royalty income will be distributed in proportion to the ordinary shareholding in ViiV Healthcare (GSK 78.3%, Pfizer 11.7%, Shionogi 10%) net of the contingent consideration liability (CCL) to Shionogi and applicable tax.

The upfront payment of $1.25 billion will be recorded in GSK's financial results as an adjusting item in the income statement for the first quarter of 2022. The future royalty income will be recorded in total and adjusted results in the income statements for 2022 to 2027 inclusive. Both the settlement and the future royalty income increase the fair value of the CCL to Shionogi, and the Pfizer put option.*  These increases in fair value will be reflected in GSK's 2021 full-year and fourth-quarter results, and the associated charges will be recorded within adjusting items.

Cash in-flows from the upfront payment and future royalty income and cash out-flows from the CCL will be recorded in cash generated from operations. The resulting increased dividends to Shionogi and Pfizer will be included within financing cashflows. Full details of the operational accounting of the CCL can be found on pages 52-53 of GSK's 2020 Annual Report.

About ViiV Healthcare
ViiV Healthcare is a global specialist HIV company established in November 2009 by GlaxoSmithKline (LSE: GSK) and Pfizer (NYSE: PFE) dedicated to delivering advances in treatment and care for people living with HIV and for people who are at risk of becoming infected with HIV. Shionogi became a ViiV Healthcare shareholder in October 2012. ViiV Healthcare's aim is to take a deeper and broader interest in HIV/AIDS than any company has done before and take a new approach to deliver effective and innovative medicines for HIV treatment and prevention, as well as support communities affected by HIV. For more information on the company, its management, portfolio, pipeline, and commitment, please visit www.viivhealthcare.com.

Notes
* Under the ViiV Healthcare shareholder agreement, Pfizer has an option to request an initial public offering, which if not completed within nine months, will require GSK to acquire Pfizer's shareholding in ViiV Healthcare.

About GSK
GSK is a science-led global healthcare company. For further information, please visit  www.gsk.com/about-us.

GSK enquiries:
Media enquiries:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Dan Smith	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	Nick Stone	+44 (0) 7717 618834	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
This announcement contains statements that are, or may be deemed to be, "forward-looking statements". GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2020, GSK's 2021 Q3 Results and any impacts of the COVID-19 pandemic.  GSK undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.  Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

This announcement contains inside information.  The person responsible for arranging the release of this announcement on behalf of GSK is Victoria Whyte, Company Secretary.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: February 02, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc